# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ridgepost Capital, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 1000, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 03/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001159363

## Reporting persons
- CAZ INVESTMENTS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 4,536,400; sole dispositive power 0; shared dispositive power 4,536,400; aggregate amount beneficially owned 4,536,400 (5.8% of the class)
- CAZ GP Ownership Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,646,400; shared voting power 0; sole dispositive power 3,646,400; shared dispositive power 0; aggregate amount beneficially owned 3,646,400 (4.7% of the class)
- CAZ GP Stakes Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 890,000; shared voting power 0; sole dispositive power 890,000; shared dispositive power 0; aggregate amount beneficially owned 890,000 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Ridgepost Capital, Inc.
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 1000, DALLAS, TEXAS, 75204

## Item 2. Person Filing
Name of person filing: Christopher Zook
Address of principal business office or, if none, residence: 1360 Post Oak Boulevard, Suite 2200, Houston, Texas 77056
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons beneficially own an aggregate of 4,536,400 shares of Class A Common Stock of the Issuer.

These shares consist of:(i) 3,646,400 shares held directly by CAZ GP Ownership Fund, L.P.; and(ii) 890,000 shares held directly by CAZ GP Stakes Fund.
Percent of class: The Reporting Persons beneficially own approximately 5.8% of the outstanding shares of Class A Common Stock of the Issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,536,400 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,536,400 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CAZ INVESTMENTS LP: Isaiah Massey, CCO (03/31/2026)
- CAZ GP Ownership Fund, L.P.: Isaiah Massey, CCO (03/31/2026)
- CAZ GP Stakes Fund: Isaiah Massey, CCO (03/31/2026)